Ivy Funds

6300 Lamar Avenue

Shawnee Mission, Kansas 66202-4200

December 17, 2012

BY EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ivy Funds

1933 Act Registration No. 33-45961

1940 Act Registration No. 811-06569

Ladies and Gentlemen:

On behalf of Ivy Funds (the “Trust”), and pursuant to the Securities and Exchange Commission’s (“SEC”) authority under Rule 461(a) and Rule 485(a)(3) of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), we request that the effectiveness of Post-Effective Amendment no. 79 to the Trust’s registration statement under the Securities Act, which is also Post-Effective Amendment no. 79 to its registration statement under the Investment Company Act of 1940 (the “Registration Statement”), filed on December 14, 2012 be accelerated to December 18, 2012 at 2:00 p.m. Eastern Standard time, or as soon as practicable thereafter. Because the SEC staff has previously reviewed disclosure regarding Class R shares of the Funds and there are no other changes to the Funds in this amendment other than to file a stand-alone prospectus and statement of additional information for Class R shares, we believe that acceleration is warranted. We also have attached as a separate letter from Ivy Funds Distributor, Inc., the Trust’s principal underwriter, a request that the effectiveness of the Registration Statement be accelerated to December 18, 2012 at 2:00 p.m. Eastern Standard time, or as soon as practicable thereafter.

Please direct any comments on this filing to the undersigned, at 913-236-2227.

IVY FUNDS

By:	/s/ Philip A. Shipp
Name:	Philip A. Shipp
Title:	Assistant Secretary

IVY FUNDS DISTRIBUTOR, INC.

BY EDGAR AND E-MAIL

December 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Ivy Funds

1933 Act Registration No. 33-45961

1940 Act Registration No. 811-06569

REQUEST FOR ACCELERATION. As the principal underwriter of the Ivy Funds (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 485(a)(3) of the General Rules and Regulations under the Securities Act of 1933, we request that effectiveness of the Registration Statement filed on behalf of the Trust on December 14, 2012, be accelerated to December 18, 2012 at 2:00 p.m. Eastern Standard time, or as soon as practicable thereafter.

Very truly yours,

IVY FUNDS DISTRIBUTOR, INC.

By:	/s/ Philip A. Shipp
Name:	Philip A. Shipp
Title:	Vice-President